UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed

Pursuant to Rules 13d-1(b), (c) and (d) and

Amendments Thereto Filed

Pursuant to Rule 13d-2

(Amendment No.     )*

Melco Crown Entertainment Limited

(Name of Issuer)

Ordinary Shares, par value US$0.01 per share

(Title of Class of Securities)

G5974W 10 3

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G5974W 10 3

1.	Names of reporting persons: I.R.S. Identification Nos. of above persons (entities only). Melco International Development Limited (I.R.S. identification no.: not applicable)
2.	Check the appropriate box if a member of a group (a) ☒ (see Item 8 below) (b) ☐
3.	SEC use only
4.	Citizenship or place of organization Hong Kong
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 559,229,043 shares (Melco Leisure and Entertainment Group Limited may also be deemed to have sole voting power with respect to these shares)
	6.	Shared voting power 559,229,043 shares (including shares disclaimed, see Item 4 below)
	7.	Sole dispositive power 559,229,043 shares (Melco Leisure and Entertainment Group Limited may also be deemed to have sole dispositive power with respect to these shares)
	8.	Shared dispositive power 559,229,043 shares (including shares disclaimed, see Item 4 below)
9.	Aggregate amount beneficially owned by each reporting person 559,229,043 shares
10.	Check if the aggregate amount in Row (9) excludes certain shares ☒
11.	Percent of class represented by amount in Row (9) 33.6%
12.	Type of reporting person (see instructions) HC, CO

CUSIP No. G5974W 10 3

1.	Names of reporting persons: I.R.S. Identification Nos. of above persons (entities only). Melco Leisure and Entertainment Group Limited (I.R.S. identification no.: not applicable)
2.	Check the appropriate box if a member of a group (a) ☒ (see Item 8 below) (b) ☐
3.	SEC use only
4.	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 559,229,043 shares (Melco International Development Limited may also be deemed to have sole voting power with respect to these shares)
	6.	Shared voting power 559,229,043 shares (including shares disclaimed, see Item 4 below)
	7.	Sole dispositive power 559,229,043 shares (Melco International Development Limited may also be deemed to have sole dispositive power with respect to these shares)
	8.	Shared dispositive power 559,229,043 shares (including shares disclaimed, see Item 4 below)
9.	Aggregate amount beneficially owned by each reporting person 559,229,043 shares
10.	Check if the aggregate amount in Row (9) excludes certain shares ☒
11.	Percent of class represented by amount in Row (9) 33.6%
12.	Type of reporting person CO

Item 1(a)	Name of Issuer:

Melco Crown Entertainment Limited

Item 1(b)	Address of Issuer’s Principal Executive Offices:

36th Floor, The Centrium

60 Wyndham Street

Central

Hong Kong

Item 2(a)	Name of Person Filing:

Melco International Development Limited (“Melco”)

Melco Leisure and Entertainment Group Limited (“Melco Leisure”)

Item 2(b)	Address or Principal Business Office or, if None, Residence:

Melco International Development Limited

38th Floor, The Centrium

60 Wyndham Street

Central

Hong Kong

Melco Leisure and Entertainment Group Limited

c/o 38th Floor, The Centrium

60 Wyndham Street

Central

Hong Kong

Item 2(c)	Citizenship:

Melco – Hong Kong

Melco Leisure – British Virgin Islands

Item 2(d)	Title of Class of Securities:

Ordinary Shares (the “Ordinary Shares”)

Item 2(e)	CUSIP Number:

The CUSIP number for the Ordinary Shares is G5974W 10 3. The CUSIP number for the Issuer’s American depositary shares, each representing three Ordinary Shares, is 585464 10 0.

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or (c), check whether the person filing is a:-

Not Applicable

Item 4.	Ownership.

The following sets forth the information with respect to the beneficial ownership of the Ordinary Shares by the Reporting Persons as of December 31, 2013:

Reporting Person	Amount Beneficially Owned	Percentage of Class (1)	Sole power to vote or direct the vote	Shared Power to Vote or to direct the vote		Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of
Melco	559,229,043	33.6%	559,229,043	559,229,043	*	559,229,043	559,229,043	*
Melco Leisure	559,229,043	33.6%	559,229,043	559,229,043	*	559,229,043	559,229,043	*

(1)	Percent of class calculated based on 1,666,633,448 Ordinary Shares outstanding as of December 31, 2013. Melco Leisure is the record holder of 559,229,043 Ordinary Shares.

Melco Leisure is a wholly owned subsidiary of Melco. Melco, through its ownership of Melco Leisure, may be deemed, for the purposes of Rule 13d-3 under the Act, to beneficially own all of the Ordinary Shares held by Melco Leisure. Melco is listed on the Main Board of the Hong Kong Stock Exchange.

*	On December 12, 2007, the Issuer, Melco Leisure, Melco, Crown Asia Investments Pty. Ltd. (formerly known as PBL Asia Investments Limited) (“Crown Asia”), a Cayman Islands company, and Crown Limited (“Crown”), an Australian company, entered into an amended and restated shareholders’ deed (the “Shareholders’ Deed”). See Exhibit 2 to this Schedule 13G. Pursuant to the Shareholders’ Deed, Melco Leisure and Melco, on the one hand, agreed with Crown Asia and Crown, on the other hand, on voting shares for board nominees and certain matters relating to disposal of shares, which agreements may cause Melco Leisure and Melco to be deemed to share voting and dispositive power over 559,229,043 Ordinary Shares beneficially owned by Crown Asia and Crown for the purposes of Rule 13d-3 under the Act. Each of Melco Leisure and Melco expressly disclaims beneficial ownership of any Ordinary Shares held by Crown Asia and Crown pursuant to Rule 13d-4 under the Act, and the filing of this statement shall in no way be construed as an admission that either Melco Leisure or Melco is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of such Ordinary Shares.

See also Item 8 below.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Pursuant to the Shareholders’ Deed, Melco Leisure and Melco, on the one hand, agreed with Crown Asia and Crown, on the other hand, on voting shares for board nominees and certain matters relating to disposal of shares, which agreements may cause the parties to be deemed to constitute a group within the meaning of Section 13(d)(3) of the Act. The existence of such group may cause either or both Melco Leisure and Melco to be deemed the beneficial owner of 559,229,043 Ordinary Shares beneficially owned by Crown Asia and Crown for the purposes of Rule 13d-5 under the Act. Each of Melco Leisure and Melco acknowledges the potential attribution of Ordinary Shares beneficially owned by Crown Asia and Crown but expressly disclaims beneficial ownership of any such Ordinary Shares, and the filing of this statement shall in no way be construed as an admission that either Melco Leisure or Melco is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of such Ordinary Shares. Neither Crown Asia Investments Pty. Limited nor Crown Limited is a reporting person on this statement.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 15, 2014

For and on Behalf of
MELCO INTERNATIONAL DEVELOPMENT LIMITED

By:	/s/ Chung, Yuk Man
	Name:	Chung, Yuk Man
	Title:	Director

For and on Behalf of
MELCO LEISURE AND ENTERTAINMENT GROUP LIMITED

By:	/s/ Chung, Yuk Man
	Name:	Chung, Yuk Man
	Title:	Director

EXHIBIT INDEX

Exhibit No.	Description

1.	Agreement with respect to filing of Schedule 13G, dated as of January 15, 2014, between Melco International Development Limited and Melco Leisure and Entertainment Group Limited

2.**	Amended and Restated Shareholders’ Deed Relating to Melco PBL Entertainment (Macau) Limited

**	Previously filed as Exhibit 1 to Reporting Persons’ Schedule 13G (File No. 005-82571).